As filed with the Securities and Exchange Commission on September 1, 2009
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
In the Matter of
TRI-CONTINENTAL CORPORATION
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
and
SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC.
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
and
RIVERSOURCE INVESTMENTS, LLC
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
AMENDED, RESTATED, AND COMBINED APPLICATION FOR AN ORDER UNDER
SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR
EXEMPTION FROM SECTION 19(B) OF SUCH ACT AND RULE 19B-1 THEREUNDER.

File No. 812-13465

Please send communications, notices and orders to:
Scott R. Plummer
Tri-Continental Corporation & Seligman LaSalle International Real Estate Fund, Inc.
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
Copies to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

EXHIBIT INDEX

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

AMENDED AND RESTATED
APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT
OF 1940, AS AMENDED (THE
“ACT””), FOR EXEMPTION FROM
SECTION 19(b) OF THE ACT AND
RULE 19b-1 THEREUNDER

TRI-CONTINENTAL CORPORATION
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
and
SELIGMAN LASALLE INTERNATIONAL
REAL ESTATE FUND, INC.
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
and
RIVERSOURCE INVESTMENTS, LLC
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Investment Company Act of 1940
File No. 812-134651
     Tri-Continental Corporation (“Tri-Continental”), Seligman LaSalle International Real Estate Fund, Inc. (“SLIREF”) and RiverSource Investments, LLC (the “Investment Adviser”) (Tri-Continental, SLIREF, and with the Investment Adviser, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing Tri-Continental, SLIREF, and each registered closed-end investment company in the future that seeks to rely on the Order advised by the Investment

[1]	This File No. was assigned to the application filed by Seligman LaSalle International Real Estate Fund, Inc. on December 26, 2007. Tri-Continental Corporation filed a similar application on August 8, 2007 and such application was assigned File No. 812-13415. Further to discussions with the SEC Staff, the two applications have been combined and File No. 812-13465 is being used for the combined application. As a result, the application with File No. 812-13415 has been withdrawn.

2 of 26

Adviser (including any successor in interest )2 or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below. 3 Tri-Continental, SLIREF and such future investment companies are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”
I. Description of Applicants
      Each of Tri-Continental and SLIREF is, and each future Fund will be, a closed-end management investment company registered under the Act. Over the years Tri-Continental’s objective has been to produce future growth of both capital and income while providing reasonable current income.
      Tri-Continental was incorporated in the state of Maryland in 1929. It seeks to achieve its objective by investing in a broad range of securities. While common stocks have made up the bulk of investments, assets may be held in cash or invested in all types of securities, that is, in bonds, debentures, notes, preferred and common stocks, rights and warrants (subject to specific limitations), options, and other securities, in whatever amounts or proportions the Investment Adviser believes best suited to current and anticipated economic and market conditions. As of June 30, 2009, Tri-Continental had outstanding 69,903,599.96 shares of common stock, par value $0.50 per share, and net assets attributable to common stock of $777,907,930.79. As of such date

[2]	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	All existing registered closed-end investment companies that currently intend to be able to rely on the requested Order are named as Applicants and any closed-end investment company that may rely on the Order in the future will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors of such future fund and will be made at a future time.

3 of 26

Tri-Continental also had outstanding 752,740 shares of its $2.50 Cumulative Preferred Stock, $50.00 par value and 9,491 warrants (“Warrants”) to purchase common stock.
     SLIREF’s primary investment objective is long-term capital appreciation and its secondary objective is current income. SLIREF was incorporated in the state of Maryland in 2007. It seeks to achieve its objective by investing in a broad range of securities. SLIREF invests, under normal market conditions, at least 80% of its “managed assets” (the net asset value of SLIREF’s common stock plus the liquidation preference of any issued and outstanding preferred shares and the principal amount of any borrowings used for leverage ) in equity and equity-related securities of “International Real Estate Companies” (as defined in the Prospectus). As of June 30, 2009, SLIREF had outstanding 9,617,978.86 shares of common stock, par value $0.01 per share, and net assets of $70,133,020.46. To date, SLIREF has not issued preferred stock or made borrowings for leverage. Hereafter shares of common stock and preferred stock are sometimes referred to as “common shares” and “preferred shares”, respectively.
     The Investment Adviser, a wholly-owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”), is a registered investment adviser under the Investment Advisers Act of 1940, as amended. It acquired all of the outstanding capital stock of J. & W. Seligman & Co. Incorporated, the Funds’ former investment adviser and became the Funds’ investment adviser on November 7, 2008. The Investment Adviser acts as investment adviser to the Funds, with responsibility for the overall management of the Funds. The Investment Adviser offers a full spectrum of investment products to various types of clients, including mutual funds, domestic and international retail, business, and institutional investors. As of June 30, 2009, the Investment Adviser had approximately $134.7 billion in assets under management. The Investment Adviser managed 162 funds of registered investment companies as of June 30, 2009. Its principal office address is

4 of 26

50605 Ameriprise Financial Center, Minneapolis, Minnesota 55474. Ameriprise is a holding company incorporated in Delaware and is engaged in providing financial planning, products and services that are designed to be utilized as solutions for its clients’ cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs.
II. Relief Requested
     Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.
     The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for the Funds’ potential future distribution policies, in the absence of such an interpretation Applicants

5 of 26

hereby request an order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.
III. Representations of the Applicants
     Applicants make the following representations regarding the requested relief:
     The Applicants would like to pursue the application so that a Fund will be in a position to implement a managed distribution plan (a “Plan”) in the future should its Board determines that doing so is in the best interests of the Fund.4 Prior to implementing a Plan in respect of a Fund, the Fund’s Board, including a majority of the members who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Board should implement the Plan. In particular, the Board and the Independent Directors will review information in connection with the Fund regarding the purpose and terms of the Plan, the likely effects of such policy on the Fund’s long-term total return (in relation to market price and net asset value per common share) and the relationship between the Fund’s distribution rate on its common stock under the policy and the Fund’s total return (in relation to net asset value per share); whether the rate of distribution would exceed the Fund’s expected total return in relation to its net asset value per share; and any

[4]	At a meeting of the Board of Directors of each Fund held on January 8, 2009, the Boards determined that the level distribution policy of each Fund that had previously been in effect should not be continued in light of current market conditions and other factors.

6 of 26

foreseeable material effects of such policy on the Fund’s long-term total return (in relation to market price and net asset value per share). The Independent Directors will also consider what conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and the Fund might have with respect to the adoption or implementation of such policy. After considering such information the Board, including the Independent Directors, of the Fund will determine whether the Plan is consistent with the Fund’s investment objective and in the best interests of the Fund’s common shareholders.
     The purpose of the Plan of a Fund will be to permit the Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board (and if relevant to a Fund), all or a portion of the returns of capital paid by portfolio companies to such Fund during such year. Under the Plan of a Fund, each such Fund will distribute to its respective common shareholders, as frequently as monthly, a fixed percentage of the market price of such Fund’s common shares at a particular point in time or a fixed periodic percentage of net asset value per share at a particular time or a fixed periodic amount (in each case, as frequently as monthly), any of which may be adjusted from time to time. Under each Plan, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect.

7 of 26

     At a meeting held on September 18, 2008, the Board of each of Tri-Continental and SLIREF adopted policies and procedures under Rule 38a-1 that:
     (i) are reasonably designed to ensure that all notices required to be sent to each Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by Tri-Continental or SLIREF or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and
     (ii) require each such Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.
The records of the actions of the Board of each Fund that implements a Plan will summarize the basis for its approval of the Plan, including its consideration of the factors described above. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.
     In order to rely on the Order, a Fund (including a future Fund) must satisfy each of the foregoing representations except that, such representations will be made in respect of actions by the board of directors of such Fund and will be made at a future time. Under any such distribution policy such Fund (including a future Fund) would expect that its distributions would correlate with its total return over time plus, if applicable, distributions of capital received from such Fund’s portfolio companies.

8 of 26

IV. Justification for the Requested Relief
     Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.
1.	Receipt of the Order would serve shareholder interests.
     Applicants believe that the shareholders of each Fund are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy when the Fund’s Board believes it to be in the best interests of the Fund. An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their net asset value. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.
2.	Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.
     One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital

9 of 26

gains and dividends from investment income.5 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information is included in a Fund’s annual reports to shareholders and on IRS Form 1099-DIV, which is required to be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).
     In addition, if it implements a Plan, a Fund will make the additional disclosures required by the conditions set forth in Part IV below, and each of them has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.
     Rule 19a-1, the Plans and the compliance policies will ensure that each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. In fact, returns of capital under a level distribution plan are consistent with Rule 19b-1 but create similar issues as multiple capital gain distributions would. Accordingly, continuing to subject the Fund to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Fund will undertake to request intermediaries to

[5]	See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

10 of 26

forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.
3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.
     Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.
     No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the

11 of 26

amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.
     The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.
     4. Other concerns leading to adoption of Rule 19b-1 are not applicable.
     Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. The Applicants note that Tri-Continental is technically continuously distributing its shares of common stock because of its cash purchase plan and its outstanding warrants. The Applicants do not believe that this fact should affect the legal analysis because of the extremely modest impact, and longstanding nature of both the warrants and the cash purchase plan. Tri-Continental’s warrants were issued over 50 years ago, and only a small number of shares are issued upon the exercise of warrants (in 2007, 2008 and through June 30 in 2009 only 24,730, 23,516 and 12,095 shares of common stock were issued for this purpose, respectively). Tri-Continental has had a cash purchase plan for decades, and although it is popular with some shareholders, it accounted for the issuance in 2007, 2008 and through June 30 in 2009, of 192,264, 375,285 and 200,947 shares of

12 of 26

common stock, respectively (less than 0.6% percent of the average issued and outstanding shares of common stock in each year). Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.
     The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.
     5. Further limitations of Rule 19b-1.
     Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gain dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.
     Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year

13 of 26

exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital6 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.
     Revenue Ruling 89-81 under the Code (which does not apply to Tri-Continental7, but would apply to SLIREF if it were to issue preferred shares in the future, and which may apply to future funds that rely on the Order) requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and

[6]	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

[7]	This Revenue Ruling is not applicable to Tri-Continental pursuant to the “Prospective Application” section thereof.

14 of 26

still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
     The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.
     Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.
     The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.
     6. General
     The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares, if any, as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

15 of 26

     The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.
     In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.
V. Applicants’ Conditions
     Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:
     1. Compliance Review and Reporting
     The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled regular Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

16 of 26

     2. Disclosures to Fund Shareholders
     (a) Each 19(a) Notice to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:
     (i) Will provide, in a tabular or graphical format:
     (1) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
     (2) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
     (3) the average annual total return in relation to the change in net asset value per common share (“NAV”) for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution declaration date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and

17 of 26

     (4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date;
Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
     (ii) will include the following disclosure:
     (1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;
     (2) “The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”8 and
     (3) “The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for [accounting and] tax reporting purposes will depend upon the Fund’s investment experience during the remainder

[8]	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

18 of 26

of its fiscal year and may be subject to changes based on tax regulations. You will be sent a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;
Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;
     (b) On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:
     (i) describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
     (ii) include the disclosure required by condition 2(a)(ii)(1) above;
     (iii) state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and
     (iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and
     (c) Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.
     3. Disclosure to Shareholders, Prospective Shareholders and Third Parties
     (a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other

19 of 26

than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund shareholder, prospective shareholder or third-party information provider;
     (b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and
     (c) The Fund will post prominently a statement on its (or the Investment Adviser’s) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintains such information on such Web site for at least 24 months.
     4. Delivery of 19(a) Notices to Beneficial Owners
     If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.
     5. Special Board Review for Funds Whose Common Stock Trades at a Premium
     If:

20 of 26

     (a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and
     (b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;
     then:
     (i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:
     (1) will request and evaluate, and the Fund’s adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;
     (2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:
     (A) whether the Plan is accomplishing its purpose(s);

21 of 26

     (B) the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and
     (C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and
     (3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and
     (ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.
     6. Public Offerings
     The Fund will not make a public offering of the Fund’s common shares other than:
     (a) a rights offering below NAV to holders of the Fund’s common shares;
     (b) an offering in connection with a dividend reinvestment and cash purchase plan, merger, consolidation, acquisition, spin off or reorganization of the Fund or in connection with a Fund’s outstanding warrants (in the case of Tri-Continental, 9,491 of which were outstanding on June 30, 2009); or
     (c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

22 of 26

     (i) the Fund’s average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution declaration date, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date; and
     (ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.
     7. Amendments to Rule 19b-1
     The requested order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.
VI. Applicable Precedent
     Exemptions substantially similar to that applied for herein were granted by the Commission to the following closed-end investment companies: ING Clarion Real Estate Income Fund, Inc., et al. (Rel. No. IC-28329, July 8, 2008 [Notice of Application]; Rel. No. IC-28352, August 5, 2008 [Order]); DNP Select Income Fund Inc., et al. (Rel. No. IC-28348, July 31, 2008 [Notice of Application]; Rel. No. IC-28368, August 26, 2008 [Order]); Cohen & Steers Advantage Income Realty Fund, Inc., et al. (Rel. No. IC-28341, July 24, 2008 [Notice of Application];

23 of 26

Rel. No. IC-28358, August 19, 2008 [Order]); The Mexico Fund, Inc., et al. (Rel. No. IC-28332, July 17, 2008 [Notice of Application]; Rel. No. IC-28357, August 12, 2008 [Order]); John Hancock Income Securities Trust, et al. (Rel. No. IC-28372, August 29, 2008 [Notice of Application]; Rel. No. IC-28389, September 24, 2008 [Order]); Calamos Convertible Opportunities and Income Fund, et al. (Rel. No. IC-28435, October 7, 2008 [Notice of Application]; Rel. No. IC-28483, November 4, 2008 [Order]); The Zweig Total Return Fund, Inc., et al. (Rel. No. IC-28441, October 20, 2008 [Notice of Application]; Rel. No. IC-28485, November 17, 2008 [Order]); Boulder Total Return Fund, Inc., et al. (Rel. No. IC-28442, October 20, 2008 [Notice of Application]; Rel. No. IC-28486, November 17, 2008 [Order]); SunAmerica Focused Alpha Growth Fund, Inc., et al. (Rel. No. IC-28578, January 6, 2009 [Notice of Application]; Rel. No. IC-28612, February 3, 2009 [Order]); Macquarie Global Infrastructure Total Return Fund Inc., et al. (Rel. No. IC-28579, January 6, 2009 [Notice of Application]; Rel. No. IC-28611, February 3, 2009 [Order]).
Proposed Notice
     The proposed notice of the proceeding initiated by the filing of this Application, required by Rule 0-2(g) under the Act, is attached as Exhibit C to the Application.
VII. Procedural Compliance
      All requirements of the Articles of Incorporation and Bylaws of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of each Fund and the Investment Adviser’s board have each adopted resolutions that authorize the filing of this Application and any amendments thereto. Pursuant to Rule 0-2(c) under the Act, each of the Applicant hereby states that the person signing and filing this Application on its behalf is fully

24 of 26

authorized to do so. Copies of the authorizations required by Rule 0-2(c) under the Act are attached as Exhibits A-1 and A-2 to this Application.
     The verifications required by Rule 0-2(d) are attached to this Application as Exhibits B-1 and B-2.
     Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:
     (a) The address of each of Tri-Continental and SLIREF is as follows:
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
     (b) The address of the Investment Adviser is as follows:
50605 Ameriprise Financial Center
Minneapolis, Minnesota 55474
      (c) Any questions regarding this Application should be directed to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
(212) 558-4016
VIII. Conclusion
     On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s net asset value per share.

25 of 26

TRI-CONTINENTAL CORPORATION

By:	/s/ Patrick T. Bannigan
Name:	Patrick T. Bannigan
Title:	President

SELIGMAN LASALLE INTERNATIONAL REAL
ESTATE FUND, INC.

By:	/s/ Patrick T. Bannigan
Name:	Patrick T. Bannigan
Title:	President

RIVERSOURCE INVESTMENTS, LLC

By:	/s/ William F. Truscott
Name:	William F. Truscott
Title:	President

Dated: August 31, 2009

26 of 26

EXHIBIT INDEX

A-1.	Authorization of Tri-Continental Corporation and Seligman LaSalle International Real Estate Fund, Inc.

A-2.	Authorization of RiverSource Investments, LLC

B-1.	Verification of Tri-Continental Corporation and Seligman LaSalle International Real Estate Fund, Inc.

B-2.	Verification of RiverSource Investments, LLC

C.	Proposed Notice

EXHIBIT A-1 AUTHORIZATION
TRI-CONTINENTAL CORPORATION AND SELIGMAN LASALLE
INTERNATIONAL REAL ESTATE FUND, INC.
ASSISTANT SECRETARY’ S CERTIFICATE
     The undersigned, being the duly elected Assistant Secretary of Tri-Continental Corporation (“TRI”) and Seligman LaSalle International Real Estate Fund, Inc. (the “SLIREF”, and together, the “Funds”), each a Maryland corporation, hereby certifies that (i) the following resolutions are true and correct copies of the resolutions adopted by the Board of Directors of the Funds at a special meeting of the Board held on July 29, 2008, at which meeting a quorum was at all times present and voting; and (ii) these resolutions have not been amended, modified or suspended in any way as to the date of this Certificate.

FURTHER RESOLVED:	that each of SLIREF and TRI be, and hereby is, authorized to prepare and file an amended and restated joint application with the Manager (and any necessary amendements thereto including a future amendment to substitute RiverSource Investments, LLC in place of the Manager), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for exemptive relief from the relevant provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to the extent necessary to permit each of them to make periodic net long-term capital gains distributions on any class of its capital stock, as often as monthly, in any one taxable year, and make such amendments to such application as the officers of and counsel to SLIREF and TRI deem necessary and appropriate; and

FURTHER RESOLVED:	that the President, the Treasurer, and the Secretary of each of SLIREF and TRI be, and each of them hereby is, authorized, acting singly, to execute and cause to be filed the amended and restated application hereinabove authorized and any amendments thereto, in such form as the officer executing the same way approve, his execution thereof to be conclusive evidence of such approval.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2009.

Paul B. Goucher
Assistant Secretary

]

EXHIBIT A-2 AUTHORIZATION
RIVERSOURCE INVESTMENTS, LLC
ASSISTANT SECRETARY’ S CERTIFICATE
     The undersigned, being the duly elected Assistant Secretary of RiverSource Investments, LLC (the “Company”), a Minnesota limited liability company, hereby certifies that (i) the following resolutions are true and correct copies of the resolutions adopted by the Board of Governors of the Company at a regular meeting of the Board held on February 11, 2009, at which meeting a quorum was at all times present and voting; and (ii) these resolutions have not been amended, modified or suspended in any way as to the date of this Certificate.

RESOLVED:	That the Company be, and hereby is, authorized to join Tri-Continental Corporation and Seligman LaSalle International Real Estate Fund, Inc. (the “Funds”) in the preparation and filing of an amended joint application (and any necessary further amendments thereto) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptive relief from the relevant provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to the extent necessary to permit each Fund to make periodic distributions of long-term capital gains, as often as monthly, in any one taxable year pursuant to a distribution plan calling for periodic, level distributions in respect of its outstanding common stock, based upon a fixed amount per share, a fixed percentage of market price, or a fixed percentage of the net asset value attributable to a share of the common stock; and

FURTHER RESOLVED:	That the proper officers of the Company be, and each of them hereby is, authorized, directed and empowered, in the name of and on behalf of the Company, to take any and all such other actions as they or any of them may deem necessary or desirable to effectuate fully the purposes of the foregoing resolution and the transactions contemplated thereby, including, but not limited to, the preparation, execution and filing of such amended exemptive application, and any amendments thereto as the Staff of the Securities and Exchange Commission may request or the proper officers of the Company deem necessary or advisable.

IN WITNESS WHEREOF, I have set my hand this 31st day of August, 2009.

Paul B. Goucher
Assistant Secretary

EXHIBIT B-1
VERIFICATION
THE STATE OF MINNESOTA
COUNTY OF HENNEPIN:
     The undersigned, being duly sworn, deposes and says that he has executed the attached Amendment, dated August 31, 2009, amending, restating and combining an Application for and on behalf of Tri-Continental Corporation and Seligman LaSalle International Real Estate Fund, Inc. (the “Funds”); that he is the President of the Funds; and that all action by the Directors of the Funds necessary to authorize deponent to execute and file such amended Application has been taken. Deponent further states that he is familiar with such amended Application and the contents of such amended Application, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Patrick T. Bannigan
Sworn and subscribed to before me
this 31st day of August, 2009.
[Notary Stamp]
Notary Public
My Commission expires
[Notary Seal]

EXHIBIT B-2
VERIFICATION
THE STATE OF MASSACHUSETTS
COUNTY OF MIDDLESEX:
     The undersigned, being duly sworn, deposes and says that he has executed the attached Amendment, dated August 31, 2009, amending, restating and combining an Application for and on behalf of RiverSource Investments, LLC; that he is the President of RiverSource Investments, LLC; and that all action by the Board of Governors of RiverSource Investments, LLC necessary to authorize deponent to execute and file such amended Application has been taken. Deponent further states that he is familiar with such amended Application and the contents of such amended Application, and that the facts therein set forth are true to the best of his knowledge, information and belief.

William F. Truscott
Sworn and subscribed to before me
this 31st day of August, 2009.
[Notary Stamp]
Notary Public
My Commission expires _________
[Notary Seal]

EXHIBIT C
PROPOSED NOTICE
Tri-Continental Corporation Seligman LaSalle International Real Estate Fund, Inc. and
RiverSource Investments, LLC
Notice of Application
SECURITIES AND EXCHANGE COMMISSION
INVESTMENT COMPANY ACT OF 1940
Rel. No. IC
File No. 812-13465
                               , 2009
Agency: Securities and Exchange Commission (“Commission”).
Action: Notice of application under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.
Summary of Application: Applicants request an order to permit certain closed end investment companies to make periodic distributions of long term capital gains with respect to their outstanding common stock as frequently as twelve times each year, and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred stock that such investment companies may issue.
Applicants: Tri-Continental Corporation (“Tri-Continental”), Seligman LaSalle International Real Estate Fund, Inc. (“SLIREF”) and RiverSource Investments, LLC (the “Adviser”).
Filing Dates: August 8, 2007, December 26, 2007, September 15, 2008, September 1, 2009.
Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on         , 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.
Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, 20549-1520; Tri-Continental and SLIREF, 50605 Ameriprise Financial Center, Minneapolis, Minnesota 55474, Attention: Scott R. Plummer; the Adviser, 50605 Ameriprise Financial Center, Minneapolis, Minnesota 55474, Attention: Scott R. Plummer.

For Further Information Contact: Wendy Friedlander, Senior Counsel, at (202) 551-6837, or James M. Curtis, Branch Chief, at (202) 551-6825 (Division of Investment Management, Office of Chief Counsel).
Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission’s Public Reference Room, 100 F Street, NE Washington 20549-1520 (telephone (202) 551-5850).
Applicants’ Representations:
1. Each of Tri-Continental and SLIREF is a registered closed-end management investment company incorporated in the state of Maryland. Tri-Continental’s objective has been to produce future growth of both capital and income while providing reasonable current income. SLIREF has long-term capital appreciation as its primary objective and high current income as its secondary objective.1 The common shares issued by Tri-Continental and SLIREF are listed on the New York Stock Exchange. Applicants believe that the shareholders of Tri-Continental and SLIREF are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.
2. The Adviser is registered under the Investment Advisers Act of 1940 and is responsible for the overall management of Tri-Continental and SLIREF. The Adviser is a wholly owned subsidiary of Ameriprise Financial, Inc., a holding company incorporated in Delaware.
3. The Applicants would like to pursue the application so that a fund will be in a position to implement a managed distribution plan (a “Plan”) in the future should its Board determines that doing so is in the best interests of the fund.2 Prior to implementing a Plan in respect of a fund, the fund’s Board, including a majority of the members who are not “interested persons” of the fund as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will request and evaluate, and the Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Board should implement the Plan. In particular, the Board and the Independent Directors will review information in connection with the fund regarding the purpose and terms of the Plan, the likely effects of such policy on the fund’s long-term total return (in relation to market price and net asset value (“NAV”) per common share) and the relationship between the fund’s distribution rate on its common stock under the policy and the fund’s total return (in relation to net asset value per share); whether the rate of distribution would exceed the fund’s expected

[1]	Applicants request that any order issued granting the relief requested in the application also apply to any closed-end investment company (“fund”) that in the future; (a) is advised by the Adviser (including any successor in interest) or by any entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with the Adviser; and (b) complies with the terms and conditions of the requested order. A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	At a meeting of the Board of Directors of each Fund held on January 8, 2009, the Boards determined that the level distribution policy of each Fund that had previously been in effect should not be continued in light of current market conditions and other factors.

total return in relation to its net asset value per share; and any foreseeable material effects of such policy on the fund’s long-term total return (in relation to market price and net asset value per share). The Independent Directors will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the fund might have with respect to the adoption or implementation of such policy. After considering such information the Board, including the Independent Directors, of the fund will determine whether the Plan is consistent with the fund’s investment objective and in the best interests of the fund’s common shareholders.
4. Applicants state that the purpose of the proposed Plans would be to permit a Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board (and if relevant to a Fund), all or a portion of the returns of capital paid by portfolio companies to such Fund during such year. Applicants represent that each Fund will distribute to its respective common shareholders, as frequently as monthly, a fixed percentage or amount under its proposed Plan, which percentage or amount may be adjusted from time to time. Applicants state that the minimum annual distribution rate with respect to a Fund’s common shares under each Plan would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Applicants explain that each distribution on the common shares would be at the stated rate then in effect, except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of subchapter M of the Internal Revenue Code of 1986 (the “Code”) for the calendar year.
5. Applicants state that at a meeting held on September 18, 2008, the Board of each of Tri-Continental and SLIREF adopted policies and procedures under Rule 38a-1 that: (i) are reasonably designed to ensure that all notices required to be sent to each fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition IV below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition II(a) below, and that all other written communications by Tri-Continental or SLIREF or its agents described in condition III(a) below about the distributions under the Plan include the disclosure required by condition III(a) below; and (ii) require each such fund to keep records that demonstrate each fund’s compliance with all of the conditions of the requested order and that are necessary for the fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its Notices.
Applicants’ Legal Analysis:
1. Section 19(b) generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once each year. Rule 19b-1 limits the number of capital gain dividends, as defined in section 852(b)(3)(C) of the Code (“distributions”), that a fund may make with respect to any one taxable year to one, plus a supplemental “clean up” distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2. Section 6(c) provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
3. Applicants state that the one of the concerns underlying section 19(b) and rule 19b-1 is that shareholders might be unable to differentiate between regular distributions of capital gains and distributions of investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital) accompany any distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital. Applicants state that the same information also is included in Tri-Continental’s and SLIREF’s annual report to shareholders and on IRS Form 1099 DIV, which is required to be sent to each common and preferred shareholder who received distributions during the year.
4. Applicants further state that if it implements a Plan, each fund will make the additional disclosures required by the conditions set forth below, and each of them has adopted compliance policies and procedures in accordance with rule 38a-1 to ensure that all required Notices and disclosures are sent to shareholders. Applicants argue that by providing the information required by section 19(a) and rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, the funds will ensure that each fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the fund’s net investment income (which for this purpose is the fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. In fact, returns of capital under a level distribution plan are consistent with Rule 19b-1 but create similar issues as multiple capital gain distributions would. Applicants also state that compliance with each fund’s compliance procedures and condition III set forth below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, Applicants assert that continuing to subject the funds to section 19(b) and rule 19b-1 would afford shareholders no extra protection.
5. Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants assert that the “selling the dividend” concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. The Applicants note that Tri-Continental is technically continuously distributing its shares of common stock because if its cash purchase plan and its outstanding warrants. The Applicants do not believe that this fact should affect the legal analysis because of the extremely modest impact, and longstanding nature of both the warrants and the cash purchase plan. Tri-Continental’s warrants were issued over 50 years ago, and only a few small number of shares are issued upon the exercise of warrants (in 2007, 2008 and through June 30 in

2009 only 24,730, 23,516 and 12,095 shares of common stock were issued for this purpose, respectively). Tri-Continental has had a cash purchase plan for decades, and although it is popular with some shareholders, it accounted for the issuance in 2007, 2008 and through June 30 in 2009, of 192,264, 375,285 and 200,947 shares of common stock, respectively (less than 0.6% percent of the average issued and outstanding shares of common stock in each year). According to Applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a Plan actually helps to minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.
6. Applicants also note that common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their NAV. Applicants believe that, this discount may be reduced for closed-end funds that pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain.
7. Applicants assert that the application of rule 19b-1 to a Plan actually could have an undesirable influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the implementation of a Plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (ii) not to realize any long- term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long term gains at different times or in different amounts. Applicants thus assert that the limitation on the number of capital gain distributions that a fund may make with respect to any one year imposed by rule 19b-1, may prevent the efficient operation of a Plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.
8. In addition, Applicants assert that rule 19b-1 may cause fixed regular periodic distributions under a Plan to be funded with returns of capital3 (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund’s long-term capital gains within the limits in rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its Plan, or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order would minimize these effects of rule 19b-1 by enabling the funds to realize long term-capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

[3]	Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

9. Applicants state that Revenue Ruling 89-81 under the Code (which does not apply to Tri-Continental4, but would apply to SLIREF if it were to issue preferred shares in the future, and which may apply to future funds that rely on the Order) requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
10. Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Applicants assert that such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.
11. Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Applicants state that investors buy preferred shares for the purpose of receiving payments at the frequency bargained for, and do not expect the liquidation value of their shares to change.
12. Applicants request an order under section 6(c) granting an exemption from the provisions of section 19(b) and rule 19b-1 to permit each fund to distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of their preferred shares 5, if any.
Applicants’ Conditions:
Applicants agree that, with respect to each fund seeking to rely on the order, the order will be subject to the following conditions:

[4]	This Revenue Ruling is not applicable to Tri-Continental pursuant to the “Prospective Application” section thereof.

[5]	Applicants state that a future fund that relies on the requested order will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors of such future fund and will be made at a future time.

I. Compliance Review and Reporting. The fund’s chief compliance officer will: (a) report to the fund Board, no less frequently than once every three months or at the next regularly scheduled regular board meeting, whether (i) the fund and the fund adviser have complied with the conditions to the requested order, and (ii) a Material Compliance Matter, as defined in rule 38a-1(e)(2), has occurred with respect to compliance with such conditions; and (b) review the adequacy of the policies and procedures adopted by the fund no less frequently than annually.
II. Disclosures to Fund Shareholders:
     A. Each Notice to the holders of the fund’s common shares, in addition to the information required by section 19(a) and rule 19a-1:
          1. will provide, in a tabular or graphical format:
          (a) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
          (b) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
          (c) the average annual total return in relation to the change in NAV for the 5-year period (or, if the fund’s history of operations is less than five years, the time period commencing immediately following the fund’s first public offering) ending on the last day of the month prior to the most recent distribution declaration date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and
          (d) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date.
Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
          2. will include the following disclosure:
          (a) “You should not draw any conclusions about the fund’s investment performance from the amount of this distribution or from the terms of the fund’s Plan.”;
          (b) “The fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the fund is paid back to you. A return of capital distribution does not necessarily reflect the fund’s investment performance and should not be confused with ‘yield’ or ‘income’.”6; and
          (c) “The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for [accounting and] tax reporting purposes will depend upon the fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. You will be sent a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”
Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the Notice and placed on the same page in close proximity to the amount and the sources of the distribution.
     B. On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the fund will:
          1. describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
          2. include the disclosure required by condition II.A.2(a) above;
          3. state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to fund shareholders; and
          4. describe any reasonably foreseeable circumstances that might cause the fund to terminate the Plan and any reasonably foreseeable consequences of such termination.
     C. Each report provided to shareholders under rule 30e-1 and each prospectus filed with the Commission on Form N-2 under the Act, will provide the fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the fund’s total return.
III. Disclosure to Shareholders, Prospective Shareholders and Third Parties:
     A. The fund will include the information contained in the relevant Notice, including the disclosure required by condition II.A.2 above, in any written communication (other than a Form 1099) about the Plan or distributions under the Plan by the fund, or agents that the fund has authorized to make such communication on the fund’s behalf, to any fund shareholder, prospective shareholder or third-party information provider;

[6]	The disclosure in this condition II(A)(2)(b) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

     B. The fund will issue, contemporaneously with the issuance of any Notice, a press release containing the information in the Notice and will file with the Commission the information contained in such Notice, including the disclosure required by condition II.A.2 above, as an exhibit to its next filed Form N-CSR; and
     C. The fund will post prominently a statement on its (or its Adviser’s) web site containing the information in each Notice, including the disclosure required by condition II.A.2 above, and will maintain such information on such web site for at least 24 months.
IV. Delivery of 19(a) Notices to Beneficial Owners: If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the fund in nominee name, or otherwise, on behalf of a beneficial owner, the fund: (a) will request that the financial intermediary, or its agent, forward the Notice to all beneficial owners of the fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the Notice to each beneficial owner of the fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the Notice to such beneficial owners.
V. Special Board Review for Funds Whose Common Stock Trades at a Premium: If:
     A. The fund’s common shares have traded on the exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and
     B. The fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:
          1. At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:
          (a) will request and evaluate, and the fund’s adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;
          (b) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the fund’s investment objective(s) and policies and in the best interests of the fund and its shareholders, after considering the information in condition V(B)(1)(a) above; including, without limitation:

               (1) whether the Plan is accomplishing its purpose(s);
               (2) the reasonably foreseeable effects of the Plan on the fund’s long-term total return in relation to the market price and NAV of the fund’s common shares; and
               (3) the fund’s current distribution rate, as described in condition V(B) above, compared with the fund’s average annual taxable income or total return over the 2-year period, as described in condition V(B), or such longer period as the board deems appropriate; and
          (c) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and
          2. The Board will record the information considered by it and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.
VI. Public Offerings: The fund will not make a public offering of the fund’s common shares other than:
     A. a rights offering below NAV to holders of the fund’s common stock;
     B. an offering in connection with a dividend reinvestment and cash purchase plan, merger, consolidation, acquisition, spin off or reorganization of the fund or in connection with a fund’s outstanding warrants (in the case of Tri-Continental, 9,491 of which were outstanding on June 30, 2009); or
     C. an offering other than an offering described in conditions VI(A) and VI(B) above, unless, with respect to such other offering:
          1. the fund’s average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution declaration date7, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the fund’s average annual total return for the 5-year period ending on such date;8 and
          2. the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are

[7]	If the fund has been in operation fewer than two years, the measured period will begin immediately following the fund’s first public offering.

[8]	If the fund has been in operation fewer than five years, the measured period will begin immediately following the fund’s first public offering.

specified by or determined in accordance with the terms of any outstanding preferred stock that such fund may issue.
VII. Amendments to Rule 19b-1: The requested order will expire on the effective date of any amendments to rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.
By the Commission.
Florence E. Harmon
Deputy Secretary